Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Solaris Resources Inc. (“Solaris” or the “Company”)

Suite 555 - 999 Canada Place

Vancouver, British Columbia V6C 3E1

Item 2.	Date of Material Change

May 21, 2024

Item 3.	News Release

A news release announcing the material change was disseminated through the facilities of GlobeNewswire on May 21, 2024 and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On May 21, 2024, Solaris announced that it had entered into an agreement with National Bank Financial Markets, RBC Capital Markets, and BMO Capital Markets as bookrunners, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 7,150,000 common shares of the Company (the “Common Shares”) at a price of $4.90 per Common Share, for aggregate gross proceeds of $35,035,000 (the “Offering”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On May 21, 2024, Solaris announced that it had entered into an agreement with National Bank Financial Markets, RBC Capital Markets, and BMO Capital Markets as bookrunners, on behalf of the Underwriters, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 7,150,000 Common Shares at a price of $4.90 per Common Share for aggregate gross proceeds of $35,035,000.

Solaris also granted the Underwriters an option to purchase up to an additional 1,072,500 Common Shares, representing 15% of the size of the Offering (the “Over-Allotment Option”), on the same terms and conditions, exercisable in whole or in part, up to 30 days after the closing of the Offering. If the Over-Allotment Option is exercised in full, the Company will receive additional gross proceeds of $5,255,250, for aggregate gross proceeds from the Offering of $40,290,250.

The net proceeds of the Offering, inclusive of the Over-Allotment Option if exercised, will be used to fund an expanded exploration and infill drilling program at the Company’s flagship Warintza Project in southeastern Ecuador, together with enhanced regional exploration activities, including fieldwork on ten new exploration concessions which were recently awarded to the Company, and for working capital and general corporate purposes.

The Common Shares will be offered in all provinces of Canada, except for Quebec, by way of a short form prospectus, and in the United States to “qualified institutional buyers” pursuant to an exemption from registration under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) and in such other jurisdictions outside of Canada in accordance with applicable law.

The Offering is expected to close on or about June 10, 2024, and is subject to certain conditions including, but not limited to, the receipt of all necessary corporate and regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE American LLC.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Tom Ladner

Vice President, Legal

(604) 638-1470

Item 9.	Date of Report

May 27, 2024